

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2013

Via E-mail
Tom Chia
Chief Executive Officer
JuQun, Inc.
P.O. Box 12009
Marina del Rey, CA 90295

   Re: JuQun, Inc.
     Form 10-12G
     Filed October 10, 2012
     File No. 000-54823

Dear Mr. Chia:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Justin Dobbie

         Justin Dobbie
         Legal Branch Chief

cc: via e-mail
   Don Davis, Esq.